Vf 3-18-04

[redacted]

04015959

A++ 3/16/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2004
528

SEC FILE NUMBER
8- 52447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street,3rd Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Geffrard (212) 269-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mahmood, Mohammad A.
(Name – *if individual, state last, first, middle name*)

1170 Broadway, #806 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Geffrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liati Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

JOSEPH P. MONTELEONE
Notary Public, State of New York
No. 02MO4939219
Qualified in Queens County
Commission Expires July 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MM M. A. Mahmood, CPA, PC
Certified Public Accountant
1170 Broadway, Suite #806, New York, NY 10001
Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, FCA, CPA*
* Licensed in NY

To The Member of
Liati Capital, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying balance sheet of Liati Capital, LLC as of December 31, 2003 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2003 in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages six and seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohammad A. Mahmood, C

New York, NY
February 26, 2004

Liati Capital, LLC
Balance Sheet
As of December 31, 2003

ASSETS

CURRENT ASSETS:	
Cash at bank	10,396
Total Current Assets	10,396
OTHER ASSETS:	
Organization cost - net of amortization	1,650
Total Other Assets	1,650
TOTAL ASSETS	12,046

MEMBER'S EQUITY

MEMBER'S EQUITY:	
Member's capital	12,046
Total Member's Equity	12,046
TOTAL LIABILITIES & MEMBER'S EQUITY	12,046

The accompanying notes are an integral part of these financial statements.

LIATI CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other consulting fees in connection with the private placement of limited partnership interests in general partnerships.

2. THE COMPANY

The Company was formed in New York in February, 1998. The Company provides financial advisory and consulting services primarily related to the private placement of limited partnership interests in general partnerships. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a limited liability company

The company operates under an expense sharing agreement with its parent Liati Group, LLC, A New York Limited Liability Company. The expense sharing provides for Liati Group, LLC to pay all of the operating expenses of the Company, except for certain regulatory fees. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the parent company.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company's net capital and aggregate indebtedness, as defined, were $10,396 and $0 respectively. The net capital ratio was 0 or 0% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $5,396.

4. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial condition is available for examination at the Company's principal place of business, 17 State Street, Third Floor, New York, NY, and at the regional office of the Commission located 233 Broadway, New York, NY.

LIATI CAPITAL, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003

MM M. A. Mahmood, CPA, PC
Certified Public Accountant

Liati Capital, LLC
Computation of Net Capital and Aggregate Indebtness
Pursuant to Rule 15c3-1 (a) (2)
As of December 31, 2003

Net Capital:		
Member's equity		12,046
Deductions and Charges:		
Non-allowable assets -		
- Organization Costs (net of amortization)	1,650	1,650
Net Capital before Haircuts		10,396
Haircuts		-
Net Capital		**10,396**
Aggregate Indebtedness:		
Accounts payable & accrued expenses		-
Computation of Basic Net Capital Requirement:		
Minimum net capital required		5,000
Excess net capital at 1,500%		5,396
Excess net capital at 1,000%		10,396
Ratio: Aggregate Indebtedness to Capital		-

Statement Pursuant To Paragraph (d) (4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by Liati Capital, LLC and included in its unaudited Focus Report Part IIA as of the same date.

The accompanying notes are an integral part of these financial statements.

MM **M. A. Mahmood, CPA, PC**
Certified Public Accountant

LIATI CAPITAL, LLC

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15c3-3 (K) (2) (i)

DECEMBER 31, 2003

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (K) (2) (i) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.